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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Strandberg 212-848-9220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Strandberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Australia Securities, LLC, as of June 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAMILLE MARCIGLIANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6325988
Qualified in Kings County
My Commission Expires June 08, 2019

Notary Public

Signature

CFO AMERICAS

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Australia Securities, LLC

(A wholly-owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2015

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2015

pwc

Report of Independent Registered Public Accounting Firm

To Management of Commonwealth Australia Securities, LLC (the "Company")

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 31, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2015

Assets	
Cash and cash equivalents	$ 10,815,232
Receivables from brokers and dealers	150,937
Receivables from customers	3,122,200
Accounts receivable	1,809,079
Prepaid assets	14,281
Total assets	$ 15,911,729
Liabilities and Member's equity	
Liabilities	
Due to affiliates	$ 1,380,915
Payables to brokers and dealers	3,122,200
Payables to customers	150,937
Accounts payable / Accrued expenses	98,824
Total liabilities	4,752,875
Commitments and Contingencies	
Member's equity	11,158,854
Total liabilities and member's equity	$ 15,911,729

The accompanying notes are an integral part of these financial statement.

1. Organization

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's securities registration became effective on January 12, 2006. The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

The Company has revised the 2014 financial statements, not presented herein, to correct errors relating to receivables from and payables to brokers and dealers as of June 30, 2014. The error resulted in the understatement of fails to receive of $2,474,646, fails to deliver of $7,562,425 and an overstatement of excess net capital of $887,784. The error did not have any impact on shareholders equity or net income as of and for the year ended June 30, 2014 and was not material to previously issued financial statements.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
Cash represents unrestricted cash held with one major financial institution. As of June 30, 2015, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Income Taxes
As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. The Company also earns fees on fixed income transactions based on an allocation of the revenue.

Pursuant to a service agreement, the Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York (CBA NY). As a consequence, payroll services are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement.

The Company shares revenue earned on private placement transactions with affiliates.

Pursuant to a service agreement, the Company provides services to the Member for certain Equity Research.

The Company employs MarcumBuchanon Associates LLC to perform financial operations.

Currently, there is $768,500 due to the Member on the DCM fees pending receipt from our clients. Also, there is $667,184 due to CBA NY for the expenses incurred net of fixed income proceeds and a tax receivable of $54,769 due from CBA NY.

4. Income Taxes

As of June 30, 2015 there were no deferred taxes, as there were no differences between the tax and financial reporting basis.

The Company had no unrecognized tax benefits and consequently has not accrued interest and penalties related thereto at the beginning or end of the fiscal year ended June 30, 2015. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months. New York State and New York City are principally where the Company is subject to state and local income taxes.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. For the year ended June 30, 2015, the Company had net capital of $9,335,493 which was $9,018,635 in excess of the required net capital of $316,858.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) & (ii) of that Rule.

6. Fair Value of Financial Instruments

ASC 825, "*Financial Instruments*", ("ASC 825") requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and has no financial instruments.

6. Fair Value of Financial Instruments (continued)

ASC 820, "*Fair Value Measurements*", ("ASC 820") clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings.

The fair value of the assets and liabilities that qualify as financial instruments under ASC 820 approximates the carrying amounts presented in the Statement of Financial Condition.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table presents the Company's carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition for the Company as of June 30, 2015.

The carrying value of Cash and cash equivalents arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity and collectability.

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	10,815,232	10,815,232	10,815,232		

7. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

8. Subsequent Events

The Company evaluated subsequent events from July 1, 2015 through August 31, 2015, the date the financial statements were available to be issued. There were no material subsequent events to report.